# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: A2Z CUST2MATE SOLUTIONS CORP., CIK 0001866030
CUSIP: 002205102
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1600 - 609 Granville Street, Vancouver, British Columbia Canada (A1), V7Y 1C3
Date of event which requires filing of this statement: 03/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001316580

## Reporting persons
- Thebes Offshore Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 2,394,750; sole dispositive power 0; shared dispositive power 2,394,750; aggregate amount beneficially owned 2,394,750 (5.4% of the class)
- Qena Capital Partners Offshore Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 70,400; sole dispositive power 0; shared dispositive power 70,400; aggregate amount beneficially owned 70,400 (0.2% of the class)
- Thebes GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,394,750; sole dispositive power 0; shared dispositive power 2,394,750; aggregate amount beneficially owned 2,394,750 (5.4% of the class)
- LCG Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 70,400; sole dispositive power 0; shared dispositive power 70,400; aggregate amount beneficially owned 70,400 (0.2% of the class)
- Luxor Capital Group, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,465,150; sole dispositive power 0; shared dispositive power 2,465,150; aggregate amount beneficially owned 2,465,150 (5.5% of the class)
- Luxor Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,465,150; sole dispositive power 0; shared dispositive power 2,465,150; aggregate amount beneficially owned 2,465,150 (5.5% of the class)
- Michael Conboy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,394,750; sole dispositive power 0; shared dispositive power 2,394,750; aggregate amount beneficially owned 2,394,750 (5.4% of the class)
- Christian Leone: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,465,150; sole dispositive power 0; shared dispositive power 2,465,150; aggregate amount beneficially owned 2,465,150 (5.5% of the class)

## Item 1. Issuer
Name of issuer: A2Z CUST2MATE SOLUTIONS CORP.
Address of issuer's principal executive offices: 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3

## Item 2. Person Filing
Name of person filing:
The names and citizenships of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):

Thebes Offshore Master Fund, LP ("Thebes Master Fund")

Qena Capital Partners Offshore Master Fund, LP ("Qena Master Fund")

Thebes GP, LLC ("Thebes GP")

LCG Holdings, LLC ("LCG Holdings")

Luxor Capital Group, LP ("Luxor Capital Group")

Luxor Management, LLC ("Luxor Management")

Michael Conboy ("Mr. Conboy")

Christian Leone ("Mr. Leone")
Address of principal business office or, if none, residence:
The principal business address of each of Thebes GP, LCG Holdings, Luxor Capital Group, Luxor Management, Mr. Conboy and Mr. Leone is 7 Times Square, 43rd Floor, New York, New York 10036.

The principal business address of each of Thebes Master Fund and Qena Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Citizenship: Each of Thebes Master Fund and Qena Master Fund is organized under the laws of the Cayman Islands. Each of Thebes GP, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware. Mr. Leone and Mr. Conboy are each citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 18, 2026:

(i) Thebes Master Fund beneficially owned 2,394,750 Common Shares;

(ii) Qena Master Fund beneficially owned 70,400 Common Shares;

(iii) Thebes GP, as the general partner of Thebes Master Fund, may be deemed to have beneficially owned 2,394,750 Common Shares beneficially owned by Thebes Master Fund;

(iv) Mr. Conboy, as the managing member of Thebes GP, may be deemed to have beneficially owned the 2,394,750 Common Shares beneficially owned by Thebes GP;

(v) LCG Holdings, as the general partner of Qena Master Fund, may be deemed to have beneficially owned 70,400 Common Shares beneficially owned by Qena Master Fund;

(vi) Luxor Capital Group, as the investment manager of Thebes Master Fund and Qena Master Fund, may be deemed to have beneficially owned the 2,465,150 Common Shares beneficially owned by Thebes Master Fund and Qena Master Fund;

(vii) Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 2,465,150 Common Shares beneficially owned by Luxor Capital Group; and

(viii) Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 2,465,150 Common Shares beneficially owned by Luxor Management.
Percent of class: As of the close of business on March 18, 2026, the Reporting Persons may be deemed to have beneficially owned 2,465,150 shares of the Issuer's Common Shares or 5.5% of the Issuer's Common Shares outstanding, which percentage was calculated based on 44,545,008 of the Issuer's Common Shares outstanding as of February 24, 2026, as reported in Exhibit 99.2 of the Issuer's 6-K filed with the Securities and Exchange Commission on March 5, 2026. Specifically, as of the close of business on March 18, 2026, each Reporting Person beneficially owned such percentage as reflected in Item 11 of the applicable Cover Page hereto.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thebes Offshore Master Fund, LP: /s/ Norris Nissim, Norris Nissim, General Counsel of Thebes GP, LLC, the General Partner of Thebes Offshore Master Fund, LP (03/25/2026)
- Qena Capital Partners Offshore Master Fund, LP: /s/ Norris Nissim, Norris Nissim, General Counsel of LCG Holdings, LLC, the General Partner Of Qena Capital Partners Offshore Master Fund, LP (03/25/2026)
- Thebes GP, LLC: /s/ Norris Nissim, Norris Nissim, General Counsel (03/25/2026)
- LCG Holdings, LLC: /s/ Norris Nissim, Norris Nissim, General Counsel (03/25/2026)
- Luxor Capital Group, LP: /s/ Norris Nissim, Norris Nissim, General Counsel of Luxor Management, LLC, the General Partner of Luxor Capital Group, LP (03/25/2026)
- Luxor Management, LLC: /s/ Norris Nissim, Norris Nissim, General Counsel (03/25/2026)
- Michael Conboy: /s/ Norris Nissim, NORRIS NISSIM, as Agent for Michael Conboy (03/25/2026)
- Christian Leone: /s/ Norris Nissim, NORRIS NISSIM, as Agent for Christian Leone (03/25/2026)